June 5, 2006

Room 4561

Ms. Angela Du
Chief Executive Officer
China Mobility Solutions, Inc.
#900—789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

> **Re:** **China Mobility Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed May 9, 2006**
> **File No. 333-128323**
>
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-26559**

Dear Ms. Du:

    We have reviewed your responses to the comments in our letter dated December 12, 2005 and have the following additional comments. Please note that all page references below correspond to the marked version of your registration statement provided by counsel. Please respond to our comments regarding your Form 10-KSB and Form 10-QSB within 10 business days of the date of this letter.

Amendment No. 2 to Registration Statement on Form SB-2

General

1.   We understand that on May 4, 2006, you entered into a waiver/settlement agreement with Southridge Partners after Southridge claimed in January that you were in default of certain agreements relating to senior convertible debentures that it had purchased in a 2005 private placement. As part of the waiver/settlement agreement, you agreed to reduce the conversion price of the debentures and the warrant exercise prices as well as increase the number of shares exercisable upon conversion of the debentures and the exercise of the warrants. On May 8, you amended your pending registration statement to add the shares relating to the waiver/settlement agreement.

        Please explain to us which exemption from registration you relied upon for the issuance of the securities relating to the waiver/settlement agreement. If, for example, you relied upon Section 4(2), we note that this sale occurred after the filing of the initial registration statement and that you then attempted to add these shares to the pending registration statement. As such, it is unclear to us, how you could have concluded that the investors took with investment intent or without a view to distribute. In fact, we note that your waiver/settlement agreement states that the investors have "piggy-back" rights to the pending registration statement. See Section 2 of the waiver/settlement agreement, which is filed as an exhibit to your May 4, 2006 8-K.

As you may know, Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale transactions for 4(2) offerings. This rule appears to be unavailable to you, however, since Rule 152 requires that the registration statement be filed subsequent to the 4(2) offering.

2.   As a follow-up to the comment above, we note that your waiver/settlement agreement is dated as of May 4, 2006, but that throughout the filing you refer to the April 24, 2006 settlement agreement. Please revise to provide accurate and consistent information in your filing or advise. Additionally, we note that the waiver/settlement agreement appears to apply only to the securities owned by Southridge Partners, while the changes discussed in the agreement appear to apply to all securities issued in the Units Offering. Revise to clearly explain why the changes were made to all securities, including a discussion of any additional agreements related to such changes.

3.   Please update the financial statements pursuant to Item 310(g) of Regulation S-B.

Summary, page 3

4.   Please revise to discuss the "Default Letter" you received and the material terms of the settlement you reached with the convertible debenture holder. Ensure that your next amendment incorporates by reference the Waiver/Settlement Agreement from your Form 8-K filed May 4, 2006. See Item 601(b)(10)(i)(A) of Regulation S-B.

Selling Stockholders, page 40

5.   We note that you have added to the registration statement shares issuable to Yim Sheung Wai and Crystal Research Associates LLC upon the conversion of options or warrants. Please expand footnotes 31 and 32 to disclose the material terms of the transactions in which these selling stockholders received their shares, including the dates of the transactions and the price paid or the value of any services provided in exchange for the securities. Additionally,

expand footnote 32 to disclose the individual or individuals who exercise voting and/or dispositive power with respect to the shares being offered for resale and tell us whether Crystal Research Associates or Yim Sheung Wai are affiliates of registered broker-dealers.

Undertakings, page II-5

6.   Please update this section of your registration statement to comply with revised Item 512 of Regulation S-B.

Legal Opinion

7.   We reissue prior comment 2 of our letter dated December 12, 2005. While your legal opinion opines on the laws of the State of Florida, it indicates that counsel is admitted to practice in the State of New York. As you know, counsel is permitted to opine on the laws of the states in which they are admitted to practice. Moreover, all lawyers are capable of opining on Delaware law. We also accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as the opinion is not qualified to jurisdiction. We believe that your legality opinion is qualified as to jurisdiction in that it expressly indicates that counsel is admitted to practice in New York, as opposed to Florida. Please revise to remove the last sentence of the second paragraph of the legal opinion.

Form 10-KSB for the fiscal year ended December 31, 2005

Controls and Procedures, page 27

9.   We note that the first paragraph on page 28 indicates that you sought to determine whether there were any significant deficiencies or material weaknesses in your internal controls "other than as identified and discussed below." Please revise your filing to disclose what these other significant deficiencies or material weaknesses were or advise. This comment also applies to your Form 10-QSB for the quarter ended March 31, 2006.

10.   We note your disclosure near the bottom of page 28, which indicates that you implemented certain document control procedures for QuickNet. However, it is unclear whether these changes were implemented during the quarter ended December 31, 2005 and/or whether they were the only changes made during the quarter that materially affected or were reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-B and Rule 13a-15(d) and advise. Additionally, we note that your Form 10-QSB for the quarter ended March 31, 2006 includes

no disclosure regarding whether any such changes took place during the first quarter of your 2006 fiscal year. Please confirm that no such changes took place or revise to disclose.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sara Kalin at (202) 551-3454 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 262-5152
       Mr. Elliot Lutzker, Esq.
       Phillips Nizer
       Telephone: (212) 841-0707